Exhibit (a)(l)(vi)

Central European Distribution Corporation Working With Roust Trading Ltd. and Holders of Convertible Notes on Revised Restructuring Proposal, and Amends Key Dates Relating to Exchange Offers and Back-Up Plan

WARSAW, POLAND – March 18, 2013 – Central European Distribution Corporation (NASDAQ: CEDC) confirmed today that it has received a proposal for a financial restructuring of its 3% Convertible Notes due March 15, 2013 (the “2013 Notes”). The proposal was jointly made to CEDC by Roust Trading Ltd. (“Roust Trading”), who holds approximately $102.6 million principal amount of the 2013 Notes, and other beneficial owners holding an aggregate of approximately $85.7 million in outstanding principal amount of the 2013 Notes (the “2013 Steering Committee”). Roust Trading and the 2013 Steering Committee collectively hold approximately 73% of the outstanding principal amount of the 2013 Notes.

CEDC is pleased that Roust Trading and the 2013 Steering Committee have reached an agreement on a restructuring of the 2013 Notes, the terms of which were publicly disclosed by Roust Trading on March 14, 2013. While CEDC is still reviewing the proposal in detail, it is favorably inclined toward the proposal and anticipates that it will support it, subject to appropriate documentation that, if approved, will be reflected in a supplement to the offering memorandum (the “Offering Memorandum”) distributed by CEDC in respect of the exchange offers launched on February 25, 2013, as amended on March 8, 2013 (the “Exchange Offers”).

In addition, CEDC has determined to make certain amendments to key dates relating to the CEDC FinCo Exchange Offer, the Consent Solicitation, and the solicitation of acceptances to the Plan of Reorganization (each as defined in the Offering Memorandum) in light of the agreement reached between Roust Trading and the 2013 Steering Committee, and following further consultation with a Steering Committee (the “2016 Steering Committee”) of holders of approximately 30% of the outstanding principal amount of CEDC Finance Corporation International, Inc.‘s Senior Secured Notes due 2016 (the “2016 Notes”) as follows:

•	the record date for the Consent Solicitation and the solicitation of acceptances of the Plan of Reorganization will be March 21, 2013;

•	the Consent Fee Deadline and Early Voting Deadline (each as defined in the Offering Memorandum) will be 5:00 p.m. on April 3, 2013; and

•	the Voting Deadline and Expiration Time (each as defined in the Offering Memorandum) will be 5:00 p.m. on April 4, 2013.

CEDC is making these amendments to these key dates to allow fulsome consideration of the Exchange Offers, the Consent Solicitation and the Plan. In order to receive the Existing 2016 Notes Consideration (as defined in the Offering Memorandum), holders of 2016 Notes must validly tender and not withdraw their 2016 Notes, at or prior to the Expiration Time. To receive payment of cash pursuant to the Cash Option (as defined in the Offering Memorandum), the holder of record of the applicable 2016 Notes on the Distribution Date (as defined in the Offering Memorandum) must have been the holder of record of the applicable 2016 Notes electing the Cash Option as of March 21, 2013.

CEDC continues to believe that a successful restructuring will improve its financial strength and flexibility and enable it to focus on maximizing the value of its strong brands and market position. The restructuring is expected to have no effect on CEDC’s operations in Poland, Russia, Hungary or Ukraine, all of which will continue doing business as usual. Obligations to all employees, vendors, and providers of credit support lines in Poland, Russia, Hungary and Ukraine will be honored in the ordinary course of business without interruption. CEDC believes that its subsidiaries in Poland, Russia, Hungary and Ukraine have sufficient cash and resources on hand to meet all such obligations.

Maturity of 3% Convertible Notes due March 15, 2013

On March 15, 2013, CEDC failed to pay $257,858,000 principal due on the 2013 Notes. Under the terms of the 2013 Notes Indenture, the failure to pay principal when due constitutes an Event of Default (as defined in the 2013 Notes Indenture). In addition, under Section 6.2 of the Indenture governing the 2016 Notes (the “2016 Notes Indenture”), the failure to pay principal when due on the 2013 Notes constitutes an Event of Default under the 2016 Notes Indenture and, if continuing, holders of not less than 25% of the aggregate principal amount of the outstanding 2016 Notes may declare the principal plus any accrued and unpaid interest on the 2016 Notes to be immediately due and payable. CEDC currently has $380 million and €430 million (or approximately $559.4 million) of 2016 Notes outstanding.

CEDC intends to address the maturity of the 2013 Notes, as well as the Event of Default under the 2016 Notes Indenture, through the Exchange Offers. Alternatively, CEDC may choose to implement the restructuring pursuant to a pre-packaged chapter 11 plan of reorganization that is included with the offering materials related to the Exchange Offers. As noted above, Roust Trading and the 2013 Steering Committee, who collectively hold approximately 73% of the 2013 Notes, support a restructuring of the 2013 Notes in accordance with the terms of their restructuring proposal. Separately, the 2016 Steering Committee has stated that it supports the terms of the restructuring of the 2016 Notes as described in the Offering Memorandum.

Any chapter 11 filing would be limited solely to CEDC and CEDC Finance Corporation International, Inc. None of CEDC’s Polish, Russian, Ukrainian or Hungarian operations would become the subject of any insolvency proceedings. In this scenario, CEDC anticipates that all its operations would continue without interruption in the ordinary course, including the payment of all employee, vendor, and other obligations.

Annual General Meeting of Shareholders

In light of CEDC’s current financial condition as well as the on-going nature of CEDC’s restructuring, the board of directors of CEDC has determined to delay the annual meeting of CEDC’s shareholders currently scheduled for March 26, 2013, until Tuesday, May 14, 2013.

CEDC Annual Report

Finally, CEDC announced today that its Annual Report on Form 10-K for the year ended December 31, 2012 could not be filed with the United States Securities and Exchange Commission within the prescribed time period as the process of preparing CEDC’s financial statements for the year ended December 31, 2012 has been delayed due to the focus of CEDC’s resources on restructuring its financial obligations, including preparation and commencement of the Exchange Offers, negotiating with creditors and addressing open accounting issues related to CEDCs financial restructuring. CEDC expects to file its Annual Report on Form 10-K as soon as practicable.

****************

None of CEDC, CEDC Finance Corporation International, Inc., or the information and exchange agent makes any recommendation as to whether holders should tender their notes pursuant to the Exchange Offers. Each holder must make its own decision as to whether to tender its notes and, if so, the principal amount of the notes to be tendered.

This press release is for informational purposes only and is neither an offer to buy nor a solicitation of an offer to sell the notes or any other securities of CEDC.

******************

Media contact:

Sitrick And Company

Thomas Mulligan

thomas_mulligan@sitrick.com

+1 212 573 6100

Central European Distribution Corporation

Anna Zaluska

Corporate PR Manager

+48 22 456 6061